UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 2)*
Far East Energy Corporation
(Name of Issuer)

Warrants
(Title of Class of Securities)

307325100
(CUSIP Number)

Brian McNamara, IFC 2121 Pennsylvania Avenue NW, Washington DC 20433 (202) 473-0461
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

12/31/12
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307325100	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) International Finance Corporation 98-000-2550
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.
CITIZENSHIP OR PLACE OF ORGANIZATION

International Organization established by Articles of Agreement among its member countries, and as such, enjoys certain immunities, privileges and exemptions, including the freedom of all of its property and assets from restrictions, regulations, controls and moratoria of any nature.  The voluntary provision by IFC of the information set forth in this document does not in any way constitute or imply a waiver, termination or modification by IFC of any privilege, immunity or exemption of IFC granted in the Articles of Agreement establishing IFC, international conventions, or applicable law.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 00,000
	7.	SOLE DISPOSITIVE POWER 00,000
	8.	SHARED DISPOSITIVE POWER 00,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,575,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .004%
12.	TYPE OF REPORTING PERSON (see instructions) 00

CUSIP No. 307325100	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer Far East Energy Corporation

(b)	Address of Issuer’s Principal Executive Offices Far East Energy Corporation 363 N. Sam Houston Pkwy 1, Suite 380 Houston, TX 77060

Item 2.

(a)	Name of Person Filing International Finance Corporation

(b)	Address of the Principal Office or, if none, residence 2121 Pennsylvania Avenue NW, Washington DC 20433

(c)	Citizenship Not Applicable

(d)	Title of Class of Securities Warrants

(e)	CUSIP Number 307325100

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Page 4 of 5 Pages

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,575,000

(b)	Percent of class: .004%

(c)	Number of shares as to which the person has: 00000

	(i)	Sole power to vote or to direct the vote 00000

	(ii)	Shared power to vote or to direct the vote 00000

	(iii)	Sole power to dispose or to direct the disposition of 00000

	(iv)	Shared power to dispose or to direct the disposition of 00000

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     X.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

 Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

 Not Applicable

Item 8.  Identification and Classification of Members of the Group.

 Not Applicable

Item 9.  Notice of Dissolution of Group.

 Not Applicable

Item 10.  Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 307325100	13G	Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/13/2013
Date
/s/ BRIAN MCNAMARA
Signature
Brian McNamara/Principal Investment Officer
Name & Title